

April 7, 2011

<u>Via facsimile to ((313) 393-7579) and U.S. Mail</u>

Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street, 6th Floor
Detroit, MI 48226

> **Re:** **Caraco Pharmaceutical Laboratories, Ltd.**
> **Preliminary Schedule 14A**
> **Filed March 16, 2011**
> **File No. 001-31773**
>
> **Schedule 13E-3**
> **Filed March 16, 2011 by Caraco Pharmaceutical Laboratories, Ltd.,**
>   **Sun Pharmaceutical Industries Limited, Sun Pharma Global, Inc.,**
>   **Sun Laboratories, Inc., and Dilip S. Shanghvi**
> **File No. 005-51501**

Dear Mr. Green:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

<u>Cover Page</u>

2. We note your disclosure here and elsewhere in the proxy statement that the independent committee determined that the proposed merger agreement and the related transactions are fair to and in the best interests of Caraco's unaffiliated

stockholders, defined as all security holders other than Sun Pharma and Sun Global. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

3.   Given the ownership level of Sun Pharma and Sun Global, it appears that approval of the merger proposal is assured. If so, please state this in the cover page and, as necessary, in other appropriate locations in the proxy statement.

Summary Term Sheet, page 1

4.   Please revise the disclosure in the last paragraph on page 2 to describe the services Mr. Bell has rendered to the independent committee other than attendance at meetings that resulted in compensation of approximately $70,000. Also, address in an appropriate location whether the committee or the board considered the provision of these services and related compensation in their determination that Mr. Bell was an independent director.

Questions and Answers About the Merger, page 9

5.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the information statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii). Please relocate this and every section following it such that the section captioned "Proposal One – The Merger" (which should be renamed "Special Factors") follow the Summary Term Sheet section.

Special Factors

Background of the Merger, page 34

6.   Please revise to explain why Mr. Ugeux, Dr. Crissman and Mr. Manney voted against the termination of the special committee on September 9, 2009.

7.   We note that on January 7, 2011 the independent committee and others met and discussed William Blair's analysis of the "revised financial data and preliminary projections received from the Caraco team." Please revise your disclosure to provide all projections: the disclosure on page 52 states that the projections disclosed are from February 2011. Also, provide the disclosure required by Item 1015(b) of Regulation M-A with respect to this William Blair presentation and the presentations made on January 14 and 22, 2011. If any of the William Blair presentations were written, please file it as an exhibit to Schedule 13E-3, in accordance with Item 1016(c) of Regulation M-A.

8. Please revise the entry for January 26, 2011 to describe the basis upon which the independent committee felt it "could support a price of $5.25 per share."

9. Please revise this section to describe whether the independent committee attempted to negotiate a "majority of unaffiliated security holders" voting requirement or any other protections for the unaffiliated security holders.

10. Please refer to the last paragraph on page 32. Please explain why William Blair determined it was better to consider the public general pharmaceutical companies instead of the pharmaceutical distributors in estimating the company's terminal value. Also, explain William Blair used discount rates consistent with the cost of capital rates for early stage pharmaceutical companies: is Caraco such a company?

Position of Caraco's Independent Committee as to the Fairness of the Merger, page 33

11. Please revise to specifically state that the independent committee's determination addresses both substantial and procedural fairness.

12. Please explain what about the company's "historical and current financial condition, results of operations, business and prospects of Caraco, the risks involved in achieving those prospects, and the business conditions in which Caraco operates" the committee found supportive of its fairness determination.

13. We note that the independent committee considered the William Blair presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the independent committee adopted William Blair's analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

14. Please address how any filing person relying on the William Blair opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of Caraco shares other than Sun Pharma and Sun Global, rather than all security holders unaffiliated with the company.

15. Revise your disclosure to address the absence of a requirement that the transaction be approved by a majority of unaffiliated security holders. See Item 1014(c) of Regulation M-A.

16. With respect to the "Potentially Negative Factors" described on page 36, please revise your disclosure to describe how these factors were considered in arriving at the fairness determination and how they affected that determination.

Position of the Sun Filing Persons as to the Fairness of the Merger, page 36

17. Please revise the first bullet point on page 39 to provide the basis for belief expressed therein.

18. Revise the first paragraph on page 40 to explain why Sun Pharma and Sun Global did not calculate a specific per share going concern value for the company.

Purposes and Effects of the Merger, page 41

19. Revise your disclosure to include disclosure of all payments to be made to your directors and executive officers as a result of the merger, including consideration for their shares, options and any other payment due to each such person.

Opinion of the Independent Committee's Financial Advisor, page 43

20. Please revise the section captioned "Premiums Paid Analysis" to disclose, if true that William Blair did not provide the independent committee with the names of the transaction participants in the transactions included in this analysis.

21. Please revise the section captioned "Discounted Cash Flow Analysis" to explain the basis upon which William Blair determined relevance for purposes of selecting discount rates.

Financial Projections, page 52

22. Please disclose the full set of financial projections made available to William Blair, as they appear on page 11 of the financial advisor's presentation filed as an exhibit to the Schedule 13E-3.

23. We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Merger Financing, page 53

24. Please clarify the meaning of "resources existing at the time the merger is completed." Are you referring to cash on hand or to existing credit facilities? If the latter, please provide the disclosure required by Item 1007(d) of Regulation M-A.

Where You Can Find More Information, page 90

25.   We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions